UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of February 2009
Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
EX-99.1 Audited Financial Statements of Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd.
EX-99.2 Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2008.
EX-99.3 Consent of Ernst & Young LLP.

Chartered Semiconductor Manufacturing Ltd. (the “Company”) is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878), Form F-3 (Registration No. 333-155774), Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816), Form S-8 (Registration No. 333-116844) and Form S-8 (Registration No. 333-145081).
Other Events
     A copy of the audited financial statements of Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. (formerly Hitachi Semiconductor Singapore Pte. Ltd.) (“Chartered Tampines”), which the Company acquired on March 31, 2008, as of March 31, 2007 and March 30, 2008 and for the two years ended March 31, 2007 and for the period from April 1, 2007 to March 30, 2008 are attached hereto as Exhibit 99.1. These financial statements are prepared in accordance with Singapore Financial Reporting Standards and include a reconciliation to U.S. Generally Accepted Accounting Principles in accordance with Item 17 of Form 20-F.
     A copy of the unaudited pro forma consolidated statement of operations for the year ended December 31, 2008, giving effect to the Company’s acquisition of Chartered Tampines for the year ended December 31, 2008 as if it had occurred at the beginning of the period presented, is attached hereto as Exhibit 99.2.
     A copy of the consent of Ernst & Young LLP, the independent auditors of Chartered Tampines for the period presented in the attached audited financial statements of Chartered Tampines, relating to the incorporation by reference of its audit report as set forth in the consent, is attached hereto as Exhibit 99.3.
Exhibits
99.1	Audited Financial Statements of Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. as of March 31, 2007 and March 30, 2008 and for the years ended March 31, 2007 and 2006 and for the period from April 1, 2007 to March 30, 2008.

99.2	Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2008.

99.3	Consent of Ernst & Young LLP.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: February 27, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX
99.1	Audited Financial Statements of Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. as of March 31, 2007 and March 30, 2008 and for the years ended March 31, 2007 and 2006 and for the period from April 1, 2007 to March 30, 2008.

99.2	Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2008.

99.3	Consent of Ernst & Young LLP.